Exhibit 99.2

Deloitte

& Touche

To the Audit Committee and

Board of Directors of DVI, Inc.

This is to confirm our discussion that our review in accordance with standards established by the American Institute of Certified Public accountants of the consolidated financial statements of DVI, Inc. and subsidiaries for the three and nine month periods ended March 31, 2003 to be included in the third quarter Form 10Q is not complete as of May 20, 2003.

Deloitte & Touche

May 20, 2003